Exhibit 21.1

Subsidiaries of Zuora, Inc.

Name of Subsidiary	Jurisdiction
Zuora, Inc.	Delaware, USA
Zuora Services, LLC	Delaware, USA
Zuora UK Limited	England & Wales
Zuora Australia Pty Ltd	Australia
Beijing Zu Rui Technology Limited Company	China
Zuora Japan KK	Japan
Zuora France (Branch Office of Zuora Services, LLC)	France
Zuora Sweden AB	Sweden
Leeyo Software, Inc.	Delaware, USA
Zuora India Private Limited	India